10889 WILSHIRE BOULEVARD LOS ANGELES, CALIFORNIA 90024 TELEPHONE 310.443.6141 FACSIMILE 310.443.6435

MICHAEL L. PRESTON
Executive Vice President, General Counsel and Corporate Secretary

October 14, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                          California Resources Corporation

Registration Statement on Form 10

File No. 001-36478

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

California Resources Corporation (the “Company”) hereby respectfully requests the effectiveness of its Registration Statement on Form 10 (File No. 001-36478) (as amended to date, the “Registration Statement”) be accelerated so that the Registration Statement will become effective as of 5:00 p.m. (Washington D.C. time), on October 16, 2014, or as soon as practicable thereafter.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows: on October 2, 2014, the Board of Directors of Occidental Petroleum Corporation (“Occidental”) took several actions in connection with the spin-off of the Company from Occidental, including setting November 17, 2014 as the record date for the distribution of shares of common stock of the Company, setting a distribution date of November 30, 2014 and establishing a distribution ratio for the spin-off. Occidental and the Company would like to commence the process of printing the Information Statement, which is filed as an exhibit to the Registration Statement, and mailing it as soon as possible following the record date.

The Company hereby acknowledges that:

•                                         should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to Registration Statement;

•                                         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Securities and Exchange Commission

October 14, 2014

•                                         the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977. We respectfully request that we be notified of the effectiveness of the Registration Statement by a telephone call to Sarah K. Morgan and that such effectiveness also be confirmed in writing.

Very truly yours,

CALIFORNIA RESOURCES CORPORATION

By:	/s/ Michael L. Preston
Name:	Michael L. Preston
Title:	Executive Vice President, General Counsel and Corporate Secretary

Enclosures

cc:        Sarah K. Morgan (Vinson & Elkins)